UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                Andrx Corporation
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    03455110
                                 (CUSIP Number)

                                   Allen Chao
                           Watson Pharmaceuticals Inc.
                   311 Bonnie Circle, Corona, California 91720
                                  (909)270-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

         With Copies to:
                             Michel J. Feldman, Esq.
                                Arthur Don, Esq.
                                D'Ancona & Pflaum
                             30 North LaSalle Street
                             Chicago, Illinois 60602

                                  June 16, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / X /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   03455110
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Watson Pharmaceuticals, Inc. ("Watson")
     95-3872914
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b)

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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

      wc
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d)  OR  2(e)  / /
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     a Nevada Corporation
------------------------------------------------------------------------------
         NUMBER OF    7    SOLE VOTING POWER
          SHARES           3,028,869
       BENEFICIALLY   --------------------------------------------------------
        OWNED BY      8    SHARED VOTING POWER
          EACH        --------------------------------------------------------
        REPORTING
         PERSON       9    SOLE DISPOSITIVE POWER
          WITH             3,028,869
                     ---------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,028,869
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.6%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
     CO
------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This schedule 13D relates to the common stock, .001 par value ("Common Stock"), issued by:
                                    Andrx Corporation (the "Company")
                                    4001 S. W. 47th Street
                                    Fort Lauderdale, FL 33314

ITEM 2. IDENTITY AND BACKGROUND FOR WATSON  PHARMACEUTICALS,  INC. (a)-(c), (f)

     Watson  Pharmaceuticals,  Inc., a Nevada Corporation  ("Watson")
     311 Bonnie
     Circle Corona, California 91720
     Watson is engaged in the manufacture and sale of off-patent medications and branded products.

(d) During the last 5 years, Watson has not been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

(e) During the last 5 years, Watson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IDENTITY AND BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF WATSON PHARMACEUTICALS, INC. (a)-(c), (f)

I.   Allen Chao, a U.S. citizen
     c/o Watson Pharmaceuticals
     311 Bonnie Circle
     Corona, CA 91720
Dr. Allen Chao is Chief Executive Officer and Chairman of the Board of Watson

II.  Melvin Sharoky, a U.S. citizen
     Somerset Pharmaceuticals, Inc.
     5215 West Laurel Street
     Tampa, FL 33607
Dr. Melvin Sharoky is a Director of Watson and is President of Watson and President of Somerset Pharmaceuticals, Inc.

III. Michel Feldman, a U.S. citizen
     D'Ancona & Pflaum
     30 N. LaSalle
     Ste. 2900
     Chicago, IL 60602
Michel Feldman is a Director of Watson and a partner of the law firm D'Ancona & Pflaum which is Watson's corporate counsel.

IV.  Michael Fedida, a U.S. citizen
     J & J Pharmacy
     Cedar Chemists, Inc.
     527 Cedar Lane
     Teaneck, NJ 07666
Michael Fedida is a Director of Watson registered pharmacist, consultant and owner of retail pharmacies.

V.   Albert Hummel, a U.S. citizen
     Affordable Residential Communities, L.L.C.
     555 17th St.
     Denver, CO 80202
Albert Hummel is a Director of Watson and is a partner in Affordable Residential Communities, L.L.C., a property management firm.

VI.  Alec D. Keith, a U.S. citizen
     Polydex Pharmaceuticals, Ltd.
     421 Comstock Rd.
     Scarborough, Ontario M1l 2H5
Alec Keith is a Director of Watson and is Chairman of the Board of Polydex Pharmaceuticals, Ltd.

VII. Ronald R. Taylor, a U.S. citizen
     7212 Romero Drive
     LaJolla, CA92037
Ronald Taylor is a Director of Watson and is a consultant to the industry, and prior thereto he was Chairman and Chief Executive Officer of Pyxis Corporation.

VIII. David C. Hsia, a U.S. citizen
      Watson Laboratories, a subsidiary of
      Watson Pharmaceutical's Inc.
      311 Bonnie Circle
      Corona, CA 91720
Dr. David Hsia is Executive Vice President - Research and Development for Watson

IX.  Chato Abad, a U.S. citizen
     Watson Pharmaceuticals Inc.
     311 Bonnie Circle
     Corona, CA 91720
Chato Abad is Vice President - Finance for Watson

X.   Frederick Wilkinson, a U.S. citizen
     Watson Laboratories, a subsidiary of
     Watson Pharmaceuticals, Inc.
     311 Bonnie Circle
     Corona, CA 91720
Frederick Wilkinson is Executive Vice President - Sales and Marketing for Watson

XI.  Patrick J. McEnany, a U.S. citizen
     Royce Laboratories, Inc.
     5350 NW 165 St.
     Miami, FL 33014
Patrick McEnany is President of Royce Laboratories, a division of Watson and Vice President - Corporate Development for Watson

(d) During the last 5 years, none of the directors, executive officers or control persons of Watson have been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

(e) During the last 5 years, none of the directors, executive officers or control persons of Watson have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds used for the purchase reported herein (see item 5(c) below) were from Watson Pharmaceuticals, Inc.'s working capital and were not borrowed. The amount of such funds was $15,300,000. Prior to the purchase reported herein, Watson reported the holdings of the Company's Common Stock on
     Schedule 13G pursuant to the SEC Rule 13d-1(c). As a result of the purchase reported herein, Watson has purchased more than 2% of the Company's outstanding Common Stock during the proceeding twelve months. Consequently, Watson is filing this Schedule 13D.

     None of the directors, executive officers or control persons of Watson contributed capital to Watson to effect the acquisition of the shares disclosed in this Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The acquisition of the stock is for investment purposes; Watson may, in the future, purchase additional shares of the Company's Common Stock or dispose of shares by sale, gift or otherwise. Watson has no present plans or proposals which relate to or would result in any actions listed in paragraphs (a) through (j) of Item 4 of this Schedule D except as stated in the next following sentence; Watson reserves the right to adopt any such plans or proposals in the future. The purchase reported herein, represent an increase from 17.3% to 21.6% in Watson beneficial ownership of the Company's Common Stock and to the extent it has increased the total shares owned by Watson, it may make it more difficult for another person to acquire control of the Company.

     Pursuant to the terms of the Purchase Agreement (defined in Item 5 below), Watson, any of its affiliates or any person acting on behalf of or in concert with Watson, or any of its affiliates is prohibited from acquiring any voting securities of the Company prior to June 13, 2000 without the prior written approval of the Board of Directors of the Company, except that Watson and/ or its affiliates may acquire such additional voting securities as will enable Watson to beneficially own up to but not in excess of 25% of the shares of the Company.

     The ownership of stock by each of the directors, executive officers and control persons is for investment purposes only. None of the directors, executive officers and control persons have present plans or proposals which relate to or would result in any actions listed in paragraphs(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER - WATSON PHARMACEUTICALS, INC.

         (a) Watson beneficially owns 3,028,869 shares (21.6%) of the Company's outstanding Common Stock.

         (b) Watson has sole power to vote and dispose of the 3,028,869 shares.

         (c) Watson purchased 600,000 non-registered shares of the Company's Common Stock on June 16, 1997 for $25.50 per share in a non-broker/dealer transaction ("Purchase Agreement"). In this transaction, Watson acquired 150,000 shares directly from the Company and 450,000 from certain principal stockholders ("Selling Shareholders"). Specifically, under a written agreement the 600,000 shares were purchased directly from:

NAME                                                NUMBER OF SHARES
----                                                ----------------
Andrx Corporation                                    150,000 shares

Lillian Hahn (a company founder)                     150,000 shares

Three JC's, Ltd.                                      50,000 shares

Three JC's, Texas Ltd. (a company founder)            100,000 shares

Brian BrandenBrooke Limited Partnership
 (a company founder)                                  150,000 shares

Prior to the acquisition reported herein, Watson was the beneficial owner of 2,428,869 shares of Common Stock, of which 337,079 represented warrants to acquire additional shares of Common Stock within 60 days. These warrants were granted by the Company to Circa Pharmaceuticals, Inc. ("Circa") in November 1994 prior to Watson's acquisition of Circa in July 1995. As a result of the purchase described herein, Watson is now the beneficial owner of 3,028,869 shares of Common Stock, of which 337,079 represent warrants to acquire shares within 60 days.

(d)  Not applicable.

(e)  Not applicable.

INTEREST IN THE SECURITIES OF THE ISSUER - DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF WATSON

(a)-(c) Collectively, the directors, executive officers, and control persons beneficially own 70,980 shares, or .52%, of the outstanding shares of the Company's Common Stock. This beneficial ownership, and the nature thereof, is described below:

NAME                                                            NUMBER OF SHARES
----                                                            ----------------
I.  Allen Chao                                                   1,000 shares
Allen Chao has direct sole voting and sole investment power over each of these shares. These shares amount to less than .01% of the Company's Common Stock.

II. Melvin  Sharoky                                             21,080 shares
Melvin Sharoky has direct sole voting and sole investment power over these shares; 15,250 of these shares represent options to acquire shares and for 580 of these shares Melvin Sharoky is the custodian for the benefit of his children who hold the right to dividends and proceeds of sale. These shares amount to approximately .15% of the Company's Common Stock.

V.  Albert Hummel                                               30,000 shares
Albert Hummel has sole voting power over each of these shares. These shares amount to approximately .22% of the Company's Common Stock.

VIII.  David C. Hsia                                            17,500 shares
David Hsia shares direct voting and investment power over each of these shares with his wife Phyllis. These shares amount to approximately .13% of the
Company's Common Stock.

IX.  Chato Abad                                                  1,400 shares
Chato Abad has sole voting and sole investment power over each of these shares.
These shares amount to less than .01% of the Company's Common Stock.

Except for the beneficial ownership disclosed herein, no directors, executive officers or control persons own any Common Stock of the Company. No director, executive officer or control person has acquired shares of the Company's Common Stock in the last sixty days.

(d) Not applicable for each and every director, executive officer and control person of Watson except for those 580 shares held by Melvin Sharoky for the benefit of Melvin Sharoky's children who have a right to receive the dividends and proceeds of any sale of those 580 shares.

(e) Not applicable for each and every director, executive officer and control person of Watson.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 16, 1997 Watson entered into the Purchase Agreement to acquire 150,000 shares of Common Stock from the Company and 450,000 shares of Common Stock from the Selling Shareholders ("Purchase Agreement"). These shares are restricted from resale pursuant to the Securities Act of 1933 and any applicable state law unless subject to an exemption from such registration requirements. Pursuant to the terms of the Purchase Agreement, Watson, any of its affiliates or any person acting on behalf of or in concert with Watson, or any of its affiliates is prohibited from acquiring any voting securities of the Company prior to June 13, 2000 without the prior written approval of the Board of Directors of the Company, except that Watson and/ or its affiliates may acquire such additional voting securities as will enable Watson to beneficially own up to but not in excess of 25% of the shares of the Company.

     None of the directors, executive officers or control persons of Watson have entered into any contracts, agreements or understandings with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Attached as Exhibit "A" to this Schedule is a copy of the Common Stock Purchase Agreement executed on June 16, 1997 between Watson, the Company and the Selling Shareholders.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                            /s/ ALLEN CHAO
                                                  ----------------------------
                                                  Allen Chao, Chairman & CEO
                                                  Watson Pharmaceuticals, Inc.

                                    EXHIBIT A

                         COMMON STOCK PURCHASE AGREEMENT

     Common Stock Purchase Agreement (the "Agreement") dated as of June 16, 1997 by and among Andrx Corporation, a Florida corporation (the "Company"), the persons set forth on Schedule A hereto (individually, a "Selling Shareholder" and collectively, the "Selling Shareholders") and Watson Pharmaceuticals, Inc. (the "Purchaser").

                                R E C I T A L S:

     A. The Company desires to sell 150,000 shares (the "Company Shares") of the Company's Commons Stock, par value $.001 per share ("Common Stock"), to the Purchaser, an existing principal shareholder of the Company, pursuant to this Agreement.

     B. The Selling Shareholders desire to sell 450,000 shares of Common Stock (the "Selling Shareholders Shares," and together with the Company Shares, the "Shares") in the amounts set forth beside their respective names on Schedule A hereto, to the Purchaser pursuant to this Agreement.

         C. The Purchaser desires to purchase the Shares pursuant to this Agreement on the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and the covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Selling Shareholders and the Purchaser hereby agree as follows:

     1. PURCHASE OF SHARES. The Company hereby sells, conveys and transfers to the Purchaser and the Purchaser hereby purchases from the Company the Company Shares. The Selling Shareholders hereby sell, convey and transfer to the Purchaser, and the Purchaser hereby purchases from the Selling Shareholders the Selling Shareholders Shares. The purchase price for the Shares (the "Purchase Price") is $25.50 per Share.

    2. DELIVERIES BY THE PARTIES. On the date hereof:
2
     (a) The Company will deliver to the Purchaser (i) a certificate evidencing the Company Shares; (ii) a Good Standing Certificate for the Company issued by the Secretary of State of Florida; and (iii) a certified copy of resolutions of the Board of Directors authorizing the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

     (b) The Selling Shareholders will deliver to the Purchaser certificates evidencing the Selling Shareholders Shares together with executed stock powers with the signatures thereon medallion guaranteed.

     (c) The Purchaser will deliver to the Company and Selling Shareholders payment, by wire transfer, of the respective Purchase Price for the Company Shares and the Selling Shareholders Shares.

     3. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER. The Purchaser acknowledges, represents, warrants and covenants as follows:

     (a) RECEIPT OF CORPORATE INFORMATION. All requested publicly-available documents, records and books pertaining to the Company and the offer and sale hereby of the Shares, including, without limitation, the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996 (the "Form 10-K") and Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1997 (the "Form 10-Q", and together with the Form 10-K, the "SEC Documents"), have been delivered to the Purchaser and/or its advisors, and all of the Purchaser's questions and requests for information have been answered to the Purchaser's satisfaction.

     (b) RISKS. The Purchaser acknowledges and understands that the purchase of the Shares involves a high degree of risk and is suitable only for persons of adequate financial means who have no need for liquidity in this investment in that (i) the Purchaser may not be able to liquidate the investment in the event of an emergency; (ii) transferability is extremely limited; and (iii) in the event of a disposition, the Purchaser could sustain a complete loss of its entire investment. The Purchaser is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company; has evaluated such merits and risks, including risks particular to the Purchaser's situation; and the Purchaser has determined that this investment is suitable for the Purchaser. The Purchaser has adequate financial resources and can bear a complete loss of the Purchaser's investment.

     (c) ACCREDITED INVESTOR STATUS. The Purchaser is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act").

     (d) INVESTMENT INTENT. The Purchaser hereby represents that the Shares are being acquired for the Purchaser's own account with no intention of distributing such securities to others. The Purchaser has no contract, undertaking, agreement or arrangement with any person to sell, transfer or otherwise distribute to any person or to have any person sell, transfer or otherwise distribute the Shares for the Purchaser. The Purchaser is presently not engaged, nor does the Purchaser plan to engage within the presently foreseeable future, in any discussion with any person regarding such a sale, transfer or other distribution of the Shares or any interest therein.

     (e) COMPLIANCE WITH FEDERAL AND STATE SECURITIES LAWS. The Purchaser understands that the Shares have not been registered under the Securities Act. The Purchaser understands that the Shares must be held indefinitely unless the sale or other transfer thereof is subsequently registered under the Securities Act or an exemption from such registration is available. Moreover, the Purchaser understands that its right to transfer the Shares will be subject to certain restrictions, which include restrictions against transfer under the Securities Act and applicable state securities laws. In addition to such restrictions, the Purchaser realizes that it may not be able to sell or dispose of the Shares as there may be no public or other market for them. The Purchaser understands that certificates evidencing the Shares shall bear a legend substantially as follows:

               The shares of Common Stock represented by this certificate have not been registered under the Securities Act of 1933 or any applicable state law. They may not be offered for sale, sold, transferred or pledged unless registered under the Securities Act of 1933 and any applicable state law or pursuant to an exemption from such registration requirements.

     (f) AUTHORITY; ENFORCEABILITY. The Purchaser has the full right, power, and authority to execute and deliver this Agreement and perform its obligations hereunder.

     (g) NONCONTRAVENTION. This Agreement constitutes a valid and legally binding obligation of the Purchaser and neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, will constitute a violation of or default under, or conflict with, any judgement, decree, statute or regulation of any governmental authority applicable to the Purchaser or any contract, commitment, agreement or restriction of any kind to which the Purchaser is a party or by which its assets are bound. The execution and delivery of this Agreement does not, and the consummation of the transactions described herein will not, violate applicable law, or any mortgage, lien, agreement, indenture, lease or understanding (whether oral or written) of any kind outstanding relative to the Purchaser.

     (h) APPROVALS. Except as may be required under federal and state securities laws (which have been or, in the case of compliance required on a post-sale basis, will be complied with), no approval, authorization, consent, order or other action of, or filing with, any person, firm or corporation or any court, administrative agency or other governmental authority is required in connection with the execution and delivery of this Agreement by the Purchaser or the consummation of the transaction described of the Company.

     (i) STANDSTILL.

     The Purchaser agrees that prior to June 13, 2000, without the prior written approval of the Board of Directors of the Company, the Purchaser will not and the Purchaser will insure that its affiliates and any person acting on behalf of or in concert with the Purchaser or any affiliate will not (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities of direct or indirect rights or options to acquire any voting securities of the Company or any successor of the Company by merger, consolidation, sale of assets, combination or otherwise (a "Successor"), except that the Purchaser and/or its affiliates may acquire such additional voting securities as will enable the Purchaser to beneficially own up to, but not more than 25% of the Company's underlying equity, as determined in accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act, or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 of the Exchange Act) with respect to the Company or any Successor or seek to advise or influence any person (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the voting of any voting securities of the Company or any Successor; (iii) initiate, propose or otherwise solicit shareholders for the approval of one or more shareholder proposals with respect to the Company or any Successor as described in Rule 14a-8 under the Exchange Act; (iv) other than as provided in this Section 3(i), acquire or affect the control of the Company or any Successor or directly or indirectly participate in or encourage the formation of any group (within the meaning of Section 13(d)(3) of the Exchange Act) which owns or seeks to acquire beneficial ownership of voting securities of the Company or any Successor or to acquire or affect control of the Company or any Successor; (v) otherwise act, alone or in concert with others, to seek to control or to influence the management, board of directors or policies of the Company or any Successor; or (vi) encourage or render advice to or make any recommendation or proposal to any person (within the meaning of Section 13(d)(3) of the Exchange Act) or other entity to engage in any of the actions covered by clauses (i) through (vi) of this Section 3(i) or render advice, other than in the ordinary course of their business, with respect to voting securities of the Company or any Successor.

     For purposes of Section 3(i), the terms "voting securities" shall mean (1) any securities which are entitled to vote upon any matters, whether such securities are entitled to vote on such matters in all events or only upon the occurrence of a default or other contingencies; or (2) any options, warrants, rights or securities of the Company or any Successor which by their terms may be convertible into or exchangeable for any security described in (1) above.

     In addition, prior to June 13, 2000, unless such shall have been specifically invited in writing by the Company, Purchaser will not, and will cause each of Purchaser's affiliates not to, directly or indirectly seek or offer to negotiate with or make any statement of proposal to the Company, its representatives or to any shareholder of the Company, or otherwise make any public announcement with respect to (i) any form of business combination or any similar transaction involving the Company; (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company; (iii) any request to amend, waive or terminate the provisions of this letter agreement or
(iv) any proposal or other statement inconsistent with the terms of this letter agreement. Notwithstanding the foregoing, nothing in this Agreement shall prohibit the Chief Executive Officer of the Purchaser from contacting the Chief Executive Officer of the Company to determine whether the Company desires to pursue any of the transactions enumerated in (i) through (iv).

     Prior to June 13, 2000, Purchaser agrees not to, without the Company's prior written consent, maintain contact (except in the ordinary course of Purchaser's business which shall include the ANCIRC joint venture, the products the Company has licensed or may license to Purchaser and the performance by Dr. Melvin Sharoky of his fiduciary responsibilities to both the Purchaser and the Company) with any key management personnel of the Company, except for the Chief Executive Officer, regarding the Company's operations. It is understood that the Company will arrange for appropriate contacts for due diligence purposes.

     Without prejudice to the rights and remedies otherwise available to the Company or any Successor, the Company or Successor shall be entitled to equitable relief by way of injunction for any breach or threatened breach any of the provisions of Section 3(j). The Purchaser agrees to waive and cause any of its affiliates to waive, any requirement for the securing or posting of any bond in connection with such remedy.

     Notwithstanding the foregoing, if, prior to June 13, 2000, the Board of Directors of the Company shall determine to solicit offers or consider accepting an offer to acquire the Company or all or substantially all of its assets, the Company agrees to let Purchaser parties. In a addition, this Section 3(i) shall terminate and be of no further force or effect if the Board of Directors approves a transaction with a third party (other than employee benefit plans of the Company) which would result in such third party acquiring a majority of the Company's outstanding common stock.

     4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company acknowledges, represents and warrants as follows:

     (a) CORPORATE ORGANIZATION. The Company is duly organized, validly existing and in good standing under the laws of the State of Florida and has full corporate power, authority and legal right to own its properties and to conduct the businesses in which it is now engaged. The Company is duly licensed or qualified to transact business as a foreign corporation and is in good standing in each jurisdiction where the ownership or lease of its assets or the operation of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the business, operations, property or financial or other condition of the Company (a "Material Adverse Effect").

     (b) AUTHORITY. The Company has full corporate power and authority to execute and deliver this Agreement and to perform all of its covenants and agreements hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and agreements hereunder and the consummation by the Company of the transaction contemplated hereby have been duly authorized by all necessary corporate action.

     (c) ENFORCEABILITY. This Agreement has been duly executed and delivered and constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally or by the principles governing the availability of specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in equity or at law), including requirements of reasonableness and good faith in the exercise of rights and remedies thereunder; (ii) applicable laws and court decisions which may limit or render unenforceable certain terms and provisions contained therein, but which do not substantially interfere with the practical realization of the benefits thereof, except for the economic consequences of any procedural delay which may be imposed by, relate to or result from such laws and court decisions; and (iii) the limitations on the enforceability of the securities indemnification provisions set forth herein by reason of matters of public policy.

     (d) NONCONTRAVENTION. Neither the execution and delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby, nor the performance by the Company of its covenants and agreements hereunder (i) violates any provision of the Articles of Incorporation or By-Laws of the Company; (ii) violates any existing law, statute, ordinance, regulation, or any order, judgment or decree of any court or governmental agency to which the Company is a party or by which the Company or any of its assets is bound; or
(iii) conflicts with or will result in any breach of any of the terms of or the terms of any indenture, mortgage, real property lease, securities purchase agreement, credit or loan agreement or other material agreement to which the Company is a party or by which the Company or any of its assets is bound, to the extent such violation thereof, conflict therewith, breach thereof, default thereunder or termination thereof would have a Material Adverse Effect.

     (e) CAPITALIZATION. The authorized capital stock of the Company consists of
(i) 1,000,000 shares of Preferred stock, $.001 par value, none of which are issued and outstanding; and (ii) 25,000,000 shares of Common Stock, $.001 par value, of which 13,670,872 shares are issued and outstanding. Notwithstanding the foregoing, the Company is currently negotiating the sale of 730,000 shares of Common Stock, which shares are not included in the number of shares described as issued and outstanding above. consummation of this transaction will take place on or about the same time as consummation of the transaction contemplated by this Agreement. In addition, the Company currently has outstanding certain stock options which are exercisable. The number of shares issued and outstanding periodically changes to reflect the exercise of such options. The holders of outstanding capital stock of the Company have no preemptive rights. The Selling Shareholder Shares have been duly authorized and validly issued and are fully paid and non-assessable, and the Company Shares have been duly authorized and when issued and paid for as contemplated in this Agreement will be validly issued, fully paid and non-assessable.

     (f) APPROVALS. Except as may be required under federal and state securities laws (which have been or, in the case of compliance required on a post-sale basis, will be complied with) and except for the filing of an Additional Listing Application with the Nasdaq Stock Market, Inc., the execution, delivery and performance of this Agreement by the Company does not require (i) the consent, waiver, approval, license or authorization of or any filing with any person or any governmental authority; or (ii) the approval or authorization of the shareholders of the Company. The issuance of the Company Shares pursuant to this Agreement is not subject to the registration or prospectus delivery requirements of Section 5 of the Securities Act.

     (g) LEGAL PROCEEDINGS. Except as disclosed in the SEC filings, there are no
(i) actions, suits, claims, investigations or legal or administrative or arbitration proceedings pending or, to the best knowledge of the Company, threatened against or affecting the Company, whether at law or in equity, or before or by any governmental authority; (ii) judgments, decrees, injunctions or orders of any governmental authority or arbitrator against the Company, which, in either case, could have a Material Adverse Effect.

     (h) SEC FILINGS, ETC. The Company has heretofore delivered to the Purchaser correct and complete copies of the SEC Documents. The SEC Documents were true and correct in all material respects at the time filed with respect to the periods covered thereby; and such reports, as amended, supplemented, or updated by subsequent filings, are true and correct as of the date so amended, supplemented or updated in all material respects, do not contain any misstatement of a material fact and do not omit to state a material fact or any fact required to be stated therein or necessary to make the statements contained therein not materially misleading with respect to the periods covered thereby; and all amendments or supplements thereto required to be filed under the federal securities law have been so filed. The consolidated financial statements of the Company included in the SEC Document (the "Financial Statements") complied, when filed, with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and fairly presented (subject in the case of the unaudited statements, to normal audit adjustments) the financial position of the Company at the dates thereof and the consolidated results of the operations and statement of changes in financial position for the periods then ended. The Company has filed all documents and agreements that were required to be filed as exhibits to the SEC Documents and all such documents and agreements when filed were correct and complete in all material respects.

     (i) ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in the Financial Statements, or as incurred in the ordinary course of business subsequent to March 31, 1997, as of the date hereof (i) the Company has no material liability of any nature (matured or unmatured, fixed or contingent) that was not provided for or disclosed in the Financial Statements, and (ii) to the best knowledge of the Company, all liability reserves established by the Company and set forth in the Financial Statements were adequate in all material respects for the purposes indicated therein.

     (j) NO CHANGE. Except as disclosed in or contemplated by the SEC Documents, since March 31, 1997 there has not been (i) any adverse material change in the condition (financial or otherwise), operations, results of operations, assets, liabilities, business or prospects of the Company taken as a whole; (ii) any material liability or obligation (contingent or otherwise) incurred by the Company, other than current liabilities (or obligations) or capital leases incurred in the ordinary of business; (iii) any asset or property of the Company made subject to a lien of any kind, except (a) liens for taxes not yet due or which are being contested in good faith and by appropriated proceedings provided adequate reserves with respect thereto are maintained on the Company's books in accordance with generally accepted principles, (b) liens incurred in the ordinary course of business consistent with past practices, (c) landlords', carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith and by appropriate proceedings, (d) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation, (e) deposits to secure the performance of contracts, bids, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, (f) easements, rights-of-way, restrictions, other similar encumbrances incurred in the ordinary course of business and (g) liens which in the aggregate do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the Company's business; (iv) any waiver of any material valuable right of the Company, or the cancellation of any material debt or claim held by the Company; (v) any payment of dividends on, or other distributions with respect to, or any direct or indirect redemption or acquisition of, any shares of the

Common Stock of the Company, or any agreement or commitment therefor; (vi) any mortgage, pledge, sale, assignment or transfer of any tangible or intangible assets of the Company, except, with respect to tangible assets, in the ordinary course of business; (vii) any loan by the Company to any officer, director, employee or shareholder of the Company, or any agreement or commitment therefor;
(viii) any material damage, destruction or loss (whether or not covered by insurance) which does or may adversely affect the condition (financial or otherwise), operations, results of assets, property, business or prospects of the Company; or (ix) any change in the accounting methods or practices followed by the Company.

     (k) TAXES. The Company has accurately prepared and timely filed or has had accurately prepared and timely filed on its behalf all tax returns which, to the knowledge of the Company, are required to be filed by it, and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any nation or government (other than those the amount or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with generally accepted accounting principles have been provided on the books of the Company); and to the knowledge of the Company, no tax liens have been filed and claims are being asserted with respect to any such taxes, fees or other charges.

     (l) RELATED PARTY TRANSACTIONS. Except as described in the SEC Documents, no current principal shareholder or current or former director, officer or employee of the Company nor any "affiliate" (as defined in the rules and regulations promulgated under the Exchange Act), of any such person, is currently, or since March 31, 1997 has been, directly or indirectly through his affiliation with any other person or entity, a party to any transaction (other than as an employee, consultant or shareholder) with the Company providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring cash payments from or to any such person.

     (m) DISCLOSURE. The representations or warranties made by the Company in this Agreement or, except to the extent modified or amended by subsequent written disclosure to the Purchaser through the date hereof, in any other document furnished in connection herewith did not contain at the time made or, if set forth herein, does not contain any untrue statement of a martial fact or omit to state any material fact necessary to make the statements herein or therein, in light of the circumstances under which they are made, not misleading in any material respect.

     5. REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDERS. The Selling Shareholders, severally and not jointly, represent and warrant as follows:

       (a) OWNERSHIP OF SELLING SHAREHOLDERS SHARES. Each Selling Shareholder beneficially and of record owns the number of Selling Shareholders Shares set forth opposite such Selling Shareholder's name on Schedule A hereto. All of the Selling Shareholders Shares owned by such Selling Shareholder are owned free and clear of all liens, pledges, security interests, claims, restrictions or transfer or other encumbrances or charges whatsoever.

       (b) AUTHORITY. The Selling Shareholders have the power to execute and deliver this Agreement and to perform all of their covenants and agreements hereunder.

       (c) ENFORCEABILITY. This Agreement has been duly executed and delivered and constitutes the valid and legally binding obligation of each of the Selling Shareholders, enforceable against them in accordance with its terms except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally or by the principles governing the availability of specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in equity or at law), including requirements of reasonableness and good faith in the exercise of rights and remedies thereunder; and (ii) applicable laws an court decisions which may limit or render unenforceable certain terms and provisions contained therein, but which in our opinion do not substantially interfere with the practical realization of the benefits thereof, except for the economic consequences of any procedural delay which may be imposed by, relate to or result from such laws and court decision.

       (d) NONCONTRAVENTION. Neither the execution and delivery of this Agreement by the Selling Shareholders, nor the consummation of the transactions contemplated hereby, nor the performance by the Selling

Shareholders of their covenants and agreements hereunder (i) violates any existing law, statute, ordinance, regulation, or any order, judgment or decree of any court or governmental agency to which a Selling Shareholder is a party; or (iii) conflicts with or will result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation of any lien pursuant to the terms of any material agreement to which a Selling Shareholder is a party.

        (e) APPROVALS. Except as may be required under federal and state securities laws which have been (or in the case of compliance required on a post-sale basis, will be complied with), the execution, delivery and performance of this Agreement by the Selling Shareholders does not require the consent, waiver, approval, license or authorization of or any filing with any person or any governmental authority.

     6. REGISTRATION RIGHTS. The Company and the Purchaser hereby agree that the registration rights granted by the Company to Circa Pharmaceuticals, Inc. ("Circa"), now a wholly owned subsidiary of the Purchaser, pursuant to Section 4 of the Securities Purchase Agreement dated July 8, 1994 between Circa and the Company (the "1994 Agreement") shall be applicable to the Shares purchased hereby and the securities purchased pursuant to Securities Purchase Agreements dated August 17, 1995 and October 30, 1995 among Circa, the Company, and certain of the Company's principal shareholders (the "1995 Agreements"). All references to "Registerable Securities" in Section 4 of the 1994 Agreement shall be deemed to include the Shares purchased hereby and the securities purchased pursuant to the 1995 Agreements.

     7. ANCIRC. This shall confirm that the provisions of Section 5.2(d)(1) of the ANCIRC General Partnership Agreement dated July 8, 1994, as amended, are only intended to include the shares of the Company's stock purchased by Circa pursuant to the 1994 Agreement. Accordingly, none of (a) the Shares, (b) securities purchased by Circa under the 1995 Agreements or (c) any shares of Common Stock which are hereafter acquired by the Purchaser, Circa or any of their affiliates, shall be considered a part of the Purchaser's "interest in Andrx", as such term is used in said Section 5.2(d)(1).

     8. NOTICES. All notices, reports and other communications to the Purchaser, the Company or the Selling Shareholders hereunder shall be in writing, shall refer specifically to this Agreement and shall be hand delivered or sent by facsimile transmission nor by registered mail or certified mail, return receipt requested, postage prepaid, in each case to the respective persons and addresses specified below (or to such other persons or addresses as may be specified in writing to the other party):

         If to the Purchaser, to:                  Watson Pharmaceuticals, Inc.
                                                   311 Bonnie Circle
                                                   Corona, California 91720

         With a copy to:                           D'Ancona & Pflaum
                                                   30 N. LaSalle, Suite 2900
                                                   Chicago, Illinois 60602
                                                   Attn: Michel Feldman, Esq.
                                                   Fax No.: (312)580-0923

         If to the Company and
         the Selling Shareholders, to:             Andrx Corporation
                                                   4001 Southwest 47th Avenue
                                                   Ft. Lauderdale, FL 33314
                                                   Attn: Dr. Elliot F. Hahn
                                                   President
                                                   Fax No.: (954)792-1034

         With a copy to:                           Broad and Cassel
                                                   Miami Center, Suite 3000
                                                   201 South Biscayne Boulevard
                                                   Miami, Florida 33131
                                                   Attn: Dale S. Bergman, P.A.
                                                   Fax No.: (305)373-9443

     Any notice or communication given in conformity with this Section shall be deemed to be effective when received by the addressee if delivered by hand or overnight courier or by facsimile (with confirmed receipt), and three days after mailing, if mailed.

     9. NO IMPLIED WAIVERS; RIGHTS CUMULATIVE. No failure on the part of the Purchaser, the Selling Shareholders or the Company to exercise and no delay in exercising any right, power, remedy or privilege under this Agreement or provided by statute or at law or in equity or otherwise, including, without limitation, the right or power to terminate this Agreement, shall impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence therein, nor shall any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise thereof or the exercise of any other right, power, remedy or privilege.

     10. AMENDMENTS. No amendment, modification, waiver, termination or discharge of any provision of this Agreement, nor consent to any departure therefrom, shall in any event be effective unless the same shall be in writing specifically identifying this Agreement and the provision(s) intended to be amended, modified, waived, terminated or discharged and signed by the Purchaser, the Selling Shareholders and the Company, and each amendment, modification, waiver, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by the Purchaser, the Selling Shareholders and the Company.

     11. INTEGRATION. This Agreement, including the Schedule hereto, represents the entire understanding and agreement of the parties with respect to the subject matter hereof. No other representations, statements or warranties have been made, other than as set forth herein.

     12. ATTORNEYS' FEES. Except as otherwise set forth herein, all costs and expenses, including reasonable attorneys' fees, incurred in the enforcement of this Agreement, shall be paid to the prevailing party by the non-prevailing party, upon demand.

     13. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which may be considered one and the same agreement and each of which shall be deemed an original.

     14. GOVERNING LAW. This Agreement shall be enforced, governed and construed in all respects in accordance with the internal laws, and not the laws pertaining to conflicts or choice of laws, of the State of Florida.


     IN WITNESS WHEREOF, the parties hereto, through their duly authorized officers, have executed this Agreement as of the date first written above.

                                               THE COMPANY:

                                               ANDRX CORPORATION

                                               By: /s / ALAN COHEN
                                                   ----------------
                                                        Alan Cohen
                                               Title: Chairman of the Board


                                               PURCHASER:

                                               WATSON PHARMACEUTICALS, INC.

                                               BY: /S/ ALLEN CHAO
                                                    ---------------
                                                        Allen Chao
                                               Title: Chairman of the Board and
                                               Chief Executive Officer

                                                 SELLING SHAREHOLDERS

                                                 By: /S/ LILLIAN HAHN
                                                        ----------------
                                                        Lillian Hahn

                                                 BRIAN BRANDENBROOKE LIMITED
                                                 PARTNERSHIP

                                                 Brian BrandenBrooke, Inc.,
                                                 General Partner

                                                 By: /s/ ALAN COHEN
                                                         --------------
                                                         Alan Cohen, President

                                                 THREE JC'S TEXAS, LTD.

                                                 By: Three JC's Texas I, Inc.,
                                                     General Partner

                                                 By: /s/ CHIH-MING CHEN
                                                     -------------------
                                                     Chih-Min Chen, President

                                                 THREE JC'S LTD.

                                                 By: Three JC's, Inc.,
                                                     General Partner

                                                 By: /s/ CHIH-MING CHEN
                                                     -------------------
                                                     Chih-Ming Chen, President

                                   SCHEDULE A

                              SELLING SHAREHOLDERS

NAME                                    NUMBER OF SELLING SHAREHOLDERS SHARES
----                                    -------------------------------------
1.  Lillian Hahn                                      150,000

2.  Three JC's, Ltd.                                   50,000

3.  Three JC's Texas Ltd.                             100,000

4.  Brian BrandenBrooke Limited Partnership           150,000